SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ 02.558.074/0001-73   NIRE 35.3.0015879-2

NOTICE TO THE MARKET

Vivo Participações S.A. informs that, in regard to the call notice sent to BOVESPA on the date hereof related to the Extraordinary General Shareholders’ Meeting for the ratification of the execution of the stock purchase and sale agreement of the Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. shares, pursuant to the Notice of Material Fact dated August 2, 2007, on account of the provisions set forth in the second paragraph of Article 256 of the Brazilian Corporations Law, the shareholders of Vivo Part., holders of common shares, shall have the right to withdraw. The right to withdraw, if exercised, shall refer to the amount of R$ 5.74 per share, based on the shareholders’ equity of the Company as of June 30, 2007. Shares purchased as of today shall have the right to withdraw in the amount referred to above.

Pursuant to article 137 of the Brazilian Corporations Law, the term set forth for the exercise of the right referred to above shall consist of 30 days counted as of the date of the publication of the minutes of the Extraordinary General Shareholders’ Meeting that approves the transactions, when the limit date, the manner and the conditions of qualification and other related information shall be disclosed.

São Paulo, August 03, 2007.

Ernesto Gardelliano
Investors Relationship Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.